1441 BROADWAY
NEW YORK, NY 10018

T 212 354 4900

June 27, 2013

Via EDGAR

Ms. Tia L. Jenkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth & Pacific Companies, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 21, 2013
Commission File No. 1-10689

Dear Ms. Jenkins:

Thank you for your letter dated June 13, 2013 regarding the Fifth & Pacific Companies, Inc. Annual Report on Form 10-K for the fiscal year ended December 29, 2012.  We have provided our responses to your comments and have set forth such comments below, to assist your review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Result of Operations, page 46

Net Sales, page 47

1.                                    We note your response to comment one of our letter dated May 9, 2013 and understand that you believe that providing separate e-commerce sales data is not relevant to your investors and may be misleading given your recent focus on an “omni-channel” sales strategy. However, we also note your disclosure on pages 9 and 33, indicating that e-commerce continued to be an important business driver in 2012 and that a growing portion of your customer orders are placed through your e-commerce websites. You further reinforce these disclosures by statements made on your annual earnings call indicating that you have a “ravenously growing business in e-commerce” and that you consider e-commerce as a “high growth segment.” As a result, it appears that separate quantification of your e-commerce sales and its effects on “comparable direct-to-consumer net sales” would provide investors relevant information regarding underlying trends in your sales channels consistent with Item 303(a)(3)(ii) of Regulation S-K. To the extent that your e-commerce sales are material to this metric, please quantify the effects that e-commerce sales has on comparable direct-to-consumer net sales for the years presented and provide us your draft disclosure to be included in future filings.

Response

We respectfully advise the Staff that we will provide disclosure in our future filings in a manner similar to the following, “[REPORTABLE SEGMENT] comparable direct-to-consumer net sales, including e-commerce and concessions, decreased by [X.X]% in 2012; excluding e-commerce net sales, comparable direct-to-consumer net sales decreased by [X.X]%.” We confirm that we will present this information for each of our reportable segments that has direct-to-consumer operations.

As requested by the Staff, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me directly at (212) 626-1640.

Sincerely,

/s/ George M. Carrara

George M. Carrara
Executive Vice President, Chief Financial Officer and
Chief Operating Officer